

Connect | Message | More...

# Rebekah Bastian

VP of Community & Culture at Zillow Group, Author of Blaze Your Own Trail releasing Feb '20

Seattle, Washington · 500+ connections · See contact info

Zillow Group

University of California, Be...

## About

Rebekah Bastian is Vice President of Community & Culture at Zillow Group, leading efforts around Equity & Belonging, Social Impact Products and Cultural Engagement. Rebekah was one of Zillow's first employees, coming over from Microsoft in 2005, and spent her first 12 years leading product development across many ... see more

## Articles & activity

4,784 followers


Gender Identity
Ethni
Reli
Sexual rientation
Nationali

### A Poem about Gender Equity



Rebekah Bastian
Published on LinkedIn

I wrote this poem for a PechaKucha Seattle presentation I was invited to give on gender equity. The PechaKucha format is 20 slides for 20 seconds each - a constraint that inspi ...see more

50 · 11 Comments

Like Comment Share



**Thank you!**

Rebekah commented



**Great point, thank you Jessica Richman!**

Rebekah replied to a comment



**Thanks so much for creating the opportunity to present this Ana Pint...**

Rebekah replied to a comment

See all activity

See all articles

## Experience

**Zillow Group**
13 yrs 10 mos

**VP of Community & Culture**
Nov 2017 – Present · 1 yr 8 mos
Greater Seattle Area

As VP of Community & Culture, I am leading Zillow Group's initiatives around equity & belonging, cultural engagement, and social impact products. My teams have the goal of creating the space and opportunities for all our employees to bring their full selves to the table, and ensure that we are fully leveraging the diverse backgrounds, passions and skills of our employees to achieve great results and to enrich our internal and external communities.

**VP, Product**
Jan 2015 – Oct 2017 · 2 yrs 10 mos
Seattle, WA

Stealing the flattering summary from the Inman "33 people who are changing the real estate industry" list:

"Bastian sits at the apex of the Zillow innovation machine,... See more

**Group Manager**
Mar 2011 – Jan 2015 · 3 yrs 11 mos
Seattle, WA

I manage three of Zillow's product teams: the Advertising team, focused on building custom advertising products that drive agents' success and Zillow's bottom line; the Revenue team, focused on building and supporting scalable and robust billing and financial systems; and the Seller Marketplace team, focused on building tools to drive engagement with home... See more

**Senior Program Manager**
Feb 2007 – Mar 2011 · 4 yrs 2 mos
Seattle, WA

Drove many areas of the site, including pioneering and launching the first versions of all of Zillow's mobile real estate apps (iPhone, Android, iPad, Windows Phone, Blackberry) and spearheading the initial Zillow Listings Feed program.

**Program Manager**
Sep 2005 – Feb 2007 · 1 yr 6 mos
Seattle, WA

As one of Zillow's first employees, helped launch the initial version of the site and drove several subsequent iterations including Home Details, Manual Listings and Zillow Advice.

### Contributor
Forbes
Jan 2019 – Present · 6 mos

I write about culture, equity and belonging in the workplace.

**Mechanical Engineering Advisory Board**
University of Washington College of Engineering
Oct 2017 – Present · 1 yr 9 mos
Greater Seattle Area

Serve on the UW Department of Mechanical Engineering External Advisory Board, to help with strategic planning, advocacy and relationship building.

**Member Board Of Directors**
Bellwether Housing
Apr 2017 – Present · 2 yrs 3 mos
Greater Seattle Area

Serve on the Board of Directors for Bellwether Housing - an organization that develops, owns and operates affordable housing in Seattle so that people and communities thrive.

**Advisor**
Ganaz, Inc. (Techstars Seattle '18)
Aug 2017 – Sep 2018 · 1 yr 2 mos
Greater Seattle Area

https://www.ganazapp.com/

Show 3 more experiences

## Education

**University of California, Berkeley**
MS, Mechanical Engineering
2002 – 2003
Activities and Societies: Management of Technology Certificate

**University of Washington**
BS, Mechanical Engineering
2000 – 2002

## Volunteer Experience

**Fast Pitch Coach**
Social Venture Partners Seattle
Jul 2017 – Sep 2017 • 3 mos

**Coordinating Board Member**
All Home King County
Sep 2015 – Present • 3 yrs 10 mos
Poverty Alleviation

http://allhomekc.org/

**Out of the Rain Impact Council**

in Search

Try Premium Free for 1 Month

Show 3 more experiences

## Skills & Endorsements

**Product Management** · 65

Endorsed by **Nate Moch and 3 others who are highly skilled at this**

Endorsed by **10 of Rebekah's colleagues at Zillow Group**

**Management** · 41

Endorsed by **Tim Salau, Mr. Future of Work, who is highly skilled at this**

Endorsed by **7 of Rebekah's colleagues at Zillow Group**

**Program Management** · 35

Endorsed by **3 of Rebekah's colleagues at Zillow Group**

Show more

## Recommendations

Received (1) Given (2)

**Dmitry Shulga**
Engineering Manager/Architect
October 20, 2008, Rebekah worked with Dmitry in the same group

Rebekah is a perfect combination of business sense and technical skills. I see her as an ideal program manager for she is capable of presenting detailed project evolution plan, in the same time leaving developers with room for creativity. Her specifications are precise and to the point. Easy goin... See more